FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number

Forbes Medi-Tech Inc.

(Translation of registrant's name into English)

Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2005	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910 and 333-112619) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

“Developing Pharmaceuticals & Nutraceuticals from Nature”

For Immediate Release:

January 12, 2005

Forbes Medi-Tech Provides 2005 Revenue Guidance

~Sterol Shipments for US$24.4 Million Contract Contributing towards 20% Revenue Growth for 2005~

Vancouver, British Columbia –Forbes Medi-Tech Inc. (TSE:FMI and NASDAQ:FMTI) today announced revenue guidance of CDN$21 to $22 million for fiscal 2005 for the period ending December 31, 2005. This anticipated revenue represents a minimum 20% growth versus 2004’s expected revenue of approximately CDN$17.5 million. The Company’s projected 2004 revenue exceeds the previous guidance of CDN$16.5 announced in December 2004. This increase is due to strong sales of the Company’s Reducol™ and Phyto-S Sterols in November and December.

Sterol shipments have commenced under the three-year US$24.4 million agreement between Forbes’ manufacturing joint venture, Phyto-Source LP, and a leading multinational ingredient company. This contract, announced in September 2004, and revenue from sales of Reducol™ in the European Union are expected to contribute to the 2005 revenue guidance.

“We are excited by our prospects for 2005,” said Charles Butt, President and CEO of Forbes Medi-Tech Inc. “The recent European Union approval of our cholesterol-lowering ingredient, Reducol™, in milk-based beverages and pending approvals for other food groups should provide significant opportunities for our nutraceutical business.”

Manufacturing of the phytosterols will be conducted by the Phyto-Source joint venture manufacturing facility in Pasadena, Texas, a 50-50 joint venture between Forbes and Chusei (USA) Inc.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products derived from by-products of the forestry industry and other natural sources for the prevention and treatment of cardiovascular and related diseases.  The Company’s scientific platform is based on core sterol technology.  Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements regarding the Company's future revenue and opportunities for its nutraceutical business, which statements can be identified by the use of forward-looking terminology such as “revenue guidance”, “anticipated”, “expected”, "projected", "opportunities” and similar expressions or variations thereon, or statements that events, conditions or results “will," or "should" occur or be achieved. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including uncertainty as to whether the Company will achieve any of its original revenue guidance for 2004, its projected 2004 revenue or its anticipated 2005 revenue;  uncertainty as to whether product volumes will be ordered and shipped as forecasted or at all; the need for performance by buyers of products; the need for performance by the Phyto-Source LP manufacturing facility; uncertainty as to the Company's ability to generate projected sales volumes and product prices; the need for continued cooperation and performance by the Company's joint venture partner, Chusei (USA) Inc.; the need to control costs and the possibility of unanticipated expenses and delays; the need to secure raw materials at competitive prices and for performance by suppliers; uncertainty of the size and existence of a market opportunity for, and uncertainty as to market acceptance of, the Company's and its customers’ products; intellectual property risks; manufacturing risks and lack of alternative manufacturing facilities; product liability and insurance risks; uncertainty as to whether required regulatory approvals will be obtained in a timely manner or at all; the effect of competition; and the Company's need for future funding; any of which could cause actual results to vary materially from current results or the Company's anticipated future results. See the Company's reports filed with the Canadian and U.S. securities regulatory authorities from time to time for cautionary statements identifying important factors with respect to the Company’s forward-looking statements, including certain risks and uncertainties that could cause actual results to differ materially from results referred to in forward-looking statements. The Company assumes no obligation to update the information contained in this News Release.